GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
8515 East Orchard Road
Greenwood Village, Colorado 80111
December 19, 2014
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Great-West Life & Annuity Insurance Company (“Great-West”)
COLI VUL-2 Series Account (“Registrant”)
Post-Effective Amendment No. 31 to Registration Statement on Form N-6
(“Amendment”)
File Nos. 333-70963 & 811-09201
Commissioners:
On behalf of Great-West and the above-named Registrant and pursuant to Rule 485(b) under the Securities Act of 1933, as amended (“Securities Act”), filed herewith is one electronically formatted copy of the above-captioned Amendment to Registrant’s registration statement for an individual flexible premium variable life insurance policy (the “Policy”).

In addition, the following paragraphs provide Registrant’s response to each comment raised by the Commission staff by telephone conference on December 4, 2014 with outside counsel and Mr. Patrick Scott of the Division of Investment Management Disclosure Review Office, on Post-Effective Amendment No. 30 to the registration statement filed with the Commission on October 24, 2014, pursuant to Rule 485(a) under the Securities Act. For convenience, each staff comment is set forth in full.

Comment 1. Make the Standard “Tandy” Representations.

Response: The Registrant acknowledges as follows:

•    Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•    The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•    The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, except to the extent otherwise legally permissible.

Comment 2.     In the section entitled "Advance Notice," on page 1 of the supplement, the Company reserves the right to require an Owner to give "advance written notice" of, among other things, requests for surrenders, partial withdrawals, and transfers. Please confirm that this requirement is consistent with

Section 22(e) of the 1940 Act. If not, please revise to make clear that this requirement is consistent with Section 22(e).

Response:     Comment complied with. The Advance Notice provision has been removed from the Policy and the prospectus supplement.

Comment 3.     The suicide language on page 1 of the supplement does not appear to be in the contract. Does this represent "changing the deal" after purchase?

Response: The substance of the suicide disclosure, for the states in the Interstate Insurance Product Regulation Commission (the "IIPRC"), is set out on page 8 (Suicide Exclusion) of the amended Policy as filed in Post-Effective Amendment No. 30. North Dakota is not a member of the IIPRC. Accordingly, since the Policy as filed is for IIPRC states, the disclosure excludes North Dakota.

Comment 4.     The first sentence of the second paragraph on page 3 of the supplement reads: "The Company will pay interest on the Death Benefit Proceeds, less any indebtedness from the date of death." The phrase "less any indebtedness" seems redundant. Can it be deleted?

Response: Comment complied with. “Less any indebtedness” language has been removed from the Policy and the prospectus supplement.

Additional Changes.

The Putnam Income Fund (Class IB) has been added as an investment division for both current owners and future owners of the Policy.

Please direct any question or comment to me at (303) 737-3821 or to Ann B. Furman of Carlton Fields Jorden Burt, P.A., at (202) 965-8130.

Sincerely yours,
/s/ Julie Collett

Julie Collett
Lead Counsel
cc:    Patrick F. Scott, Esq., Division of Investment Management Disclosure Review Office

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